UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MECHANICAL TECHNOLOGY, INCORPORATED

 (Exact name of registrant as specified in its charter)

New York	14-1462255
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
325 Washington Avenue Extension
Albany, New York	12205
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

                Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): Not applicable

                Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights

(Title of class)

Information Required in Registration Statement

Item 1.   Description of Registrant’s Securities to be Registered.

On October 6, 2016 (the “Rights Dividend Declaration Date”), the Board of Directors (the “Board”) of Mechanical Technology, Incorporated (the “Company”) adopted a Section 382 rights plan (the “Rights Plan”) and declared a dividend distribution of one Right (as defined below) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company to shareholders of record at the close of business on October 19, 2016.

The Board adopted the Rights Plan in an effort to protect against a possible limitation on the Company’s ability to use its net operating loss carryfowards (“NOLs”), which totaled over $51 million as of June 30, 2016.  The Company may utilize these NOLs in certain circumstances to offset future U.S. taxable income and reduce its U.S. federal income tax liability, which may arise even in periods when the Company incurs an accounting loss for reporting purposes.  The Company’s ability to use its NOLs, however, could be substantially limited if an “ownership change,” as defined under Section 382 of the Internal Revenue Code (the “Code”), occurred.  In general, an ownership change would occur if and when the percentage of ownership of Company stock by one or more “5-percent shareholders” (as defined under IRC Section 382) has increased by more than 50 percent at any time during the prior three years (calculated on a rolling basis).  These provisions can be triggered not only by merger and acquisition activity but by normal market trading as well.   The Rights Plan is designed to deter trading that would result in an ownership change that could lead to the loss of the NOLs and a resulting reduction in the Company’s value.

The Rights Plan is intended to act as a deterrent to any person (together with all affiliates and associates of such person) acquiring “beneficial ownership” (as defined in the Rights Plan) of 4.99% or more of the outstanding shares of Common Stock without the approval of the Board (an “Acquiring Person”).  Shareholders who currently beneficially own 4.99% or more of the outstanding Common Stock will not be deemed to be an Acquiring Person unless they acquire one or more additional shares of Common Stock (unless upon such acquisition they do not beneficially own 4.99% or more of the Common Stock then outstanding).

The Rights.  On the Rights Dividend Declaration Date, the Board authorized the issuance of one right (a “Right”) for each outstanding share of Common Stock to the Company’s shareholders of record at the close of business on October 19, 2016, and each share of Common Stock issued thereafter and prior to the earlier of the Distribution Date (as defined below) and the expiration of the Rights as set forth below.  Subject to the terms, provisions and conditions of the Rights Plan, if the Rights become exercisable, each Right would represent the right to purchase from the Company one share of Common Stock at a purchase price of $5.00 per share (the “Purchase Price”), subject to adjustment as set forth below.  Prior to exercise, however, a Right does not give its holder any rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Initial Exercisability.  The Rights are not exercisable until the earlier of (i) ten days after a public announcement that a person has become an Acquiring Person or, if earlier, the date a majority of the Board becomes aware of the existence of an Acquiring Person (a “Stock Acquisition Date”) and (ii) ten business days (or such later date as may be determined by the Board) after the commencement of, or the first public announcement of the intent of any person to commence, a tender or exchange offer by or on behalf of a person that, if completed, would result in such person becoming an Acquiring Person.  The date that the Rights become exercisable under the Rights Plan is referred to as the “Distribution Date.”

Until the Distribution Date, the Common Stock certificates or book entries in respect of such Common Stock will evidence the Rights.  Any transfer of the Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights.  After the Distribution Date, separate Rights certificates will be issued to record holders of Common Stock as of the close of business on the Distribution Date, and the Rights may be transferred separately from the underlying shares of the Common Stock, unless and until the Board has determined to effect an exchange pursuant to the Rights Plan (as described below).

“Flip-In” Event.  In the event that a person, other than a person expressly excluded under the Rights Plan, becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will from and after the Distribution Date have the right to receive, upon exercise of a Right and payment of the then current Purchase Price, a number of shares of Common Stock having a market value of two times the Purchase Price (unless the transaction that gives rise to the adjustment discussed herein is a transaction discussed under “Merger, etc.” immediately below, in which case only the provisions discussed therein apply).

Merger, etc.  If (i) the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation, (ii) another entity consolidates with or merges into the Company and the Company is the surviving corporation, and in connection with such consolidation or merger all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity, cash or any other property, or (iii) the Company sells or transfers assets constituting more than 50% of its assets, cash flow or earning power, each holder of a Right will from and after the Distribution Date have the right to receive, upon exercise of a Right and payment of the then current Purchase Price, a number of shares of common stock of the acquiring entity (or equivalent) having a market value of two times the Purchase Price.

Exempted Persons.  The Board recognizes that there may be instances when an acquisition of shares of the Common Stock that would cause a shareholder to become an Acquiring Person may not adversely impact in any material respect the time period in which the Company could use the NOLs or limit or impair the availability to the Company of the NOLs, or is in the best interests of the Company despite the fact that such acquisition may have such impact on the Company’s use of the NOLs.  Accordingly, the Rights Plan grants discretion to the Board to designate a person as an “exempt person” under such circumstances.  An “exempt person” will not become an Acquiring Person with respect to the transaction for which the exemption was granted.  Any such exemption may be subject to limitations or conditions (including a requirement that the requesting person agree that it will not acquire beneficial ownership of shares of Common Stock in excess of the maximum number and percentage of shares approved by the Board) as the Board may determine necessary or desirable to provide for the protection of the NOLs.

Redemption.  At any time before the earlier of a Stock Acquisition Date or October 19, 2026, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), which payment may be made in cash, shares of Common Stock or any other form of consideration.  In addition, the Company may redeem the Rights in whole, but not in part, at the Redemption Price following a Stock Acquisition Date but prior to an event described under “Merger, etc.,” under certain circumstances as described in the Rights Plan.   Immediately upon the Board’s determination to redeem the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights thereafter will be to receive the Redemption Price.

Exchange.  At any time after a person becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).  Immediately upon the Board’s action to exchange any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the exchange ratio.

Expiration.  The Rights will expire on the earliest of the following:

  the close of business on October 19, 2026;

  the redemption of the Rights;

  the exchange of the Rights;

  the close of business on the effective date of the repeal of Section 382 if the Board determines that the Rights Plan is no longer necessary or desirable for the preservation of the NOLs; or

  the time at which the Board determines that the NOLs are fully utilized or no longer available under Section 382 or that an ownership change under Section 382 would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes.

Anti-Dilution Provisions.  The number and kind of shares covered by each Right, the Purchase Price and the number of outstanding Rights will be adjusted to prevent dilution that may occur as a result of certain events, including among others, a share dividend, a share split or a reclassification or recapitalization of the Common Stock.  The Redemption Price will be similarly adjusted.  With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

No Fractional Shares or Rights.  The Company is not required to issue any fractional Rights or any fractional shares of Common Stock upon exercise of any Rights.  The Company may make a cash payment in lieu of any fractional Rights or shares of Common Stock.

Amendments.  Prior to the Distribution Date, the Board may supplement or amend any provision of the Rights Plan in any respect without the approval of the holders of the Rights.  From and after the Distribution Date, no supplement or amendment can adversely affect the interests of the holders of the Rights.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 2.   Exhibits.

4.1

Rights Agreement, dated as of October 6, 2016, between Mechanical Technology, Incorporated and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed on October 6, 2016).

Signature

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  October 6, 2016

Mechanical Technology, Incorporated

By: /s/ Kevin G. Lynch

Kevin G. Lynch
Chief Executive Officer